UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 1-8864.
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
USG CORPORATION INVESTMENT PLAN
(formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
USG CORPORATION,
550 WEST ADAMS STREET,
CHICAGO, ILLINOIS 60661-3676

Explanatory Statement
This Amendment No. 1 on Form 11-K/A is being filed to correct certain typographical errors in a schedule to the Annual Report on Form 11-K for the USG Corporation Investment Plan (the “Plan”) for the fiscal year ended December 31, 2008, filed with the SEC on June 29, 2009. On supplemental Schedule I (Schedule of Investments Held at Year End) to the financial statements, the cost basis for the Plan’s investment in each of the Templeton Foreign Fund and the PIMCO Total Return Fund contained typographical errors. This Form 11-K/A corrects these typographical errors and more plainly classifies the PIMCO Total Return Fund and the other investments in mutual funds as mutual fund investments. The fair value of each of the above funds was properly reported in the supplemental schedule.

SIGNATURES
EXHIBIT INDEX
Consents of Independent Registered Public Accounting Firms
Investment Plan
Exhibit 23.1
Exhibit 23.2
Exhibit 99.1

REQUIRED INFORMATION
     Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are furnished herewith as Exhibit 99.1 and incorporated herein by reference.
SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the USG Corporation Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USG Corporation Investment Plan
(Name of Plan)

By: /s/ Brian Cook
Brian Cook
Member, USG Corporation Pension and Investment Committee
Date: July 8, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm, Mitchell & Titus, LLP

23.2	Consent of Independent Registered Public Accounting Firm, Hill Taylor, LLC

99.1	USG Corporation Investment Plan – Report on Audited Financial Statements and Supplemental Schedules for the Years Ended December 31, 2008 and 2007